[redacted]

08025790

TATES
'ANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McMahan Securities Co. L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 West Putnam Avenue
(No. and Street)

Greenwich, (City) CT (State) 06830-6086 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Timothy Bowman (203) 618-3311
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy Bowman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McMahan Securities Co. L.P., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARIE E. JEAN-PIERRE
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2008

Timothy J. Bowman
Signature

CHIEF FINANCIAL OFFICER
Title

Marie E. Jean-Pierre
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) AND
REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

MCMAHAN SECURITIES CO. L.P.

December 31, 2007

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners
McMahan Securities Co. L.P.

We have audited the accompanying statement of financial condition of McMahan Securities Co. L.P. (the "Partnership") as of December 31, 2007, and the related statements of operations, changes in partnership capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McMahan Securities Co. L.P. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 15 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

New York, New York
February 19, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

McMahan Securities Co. L.P.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash	$ 350,191
Securities owned	78,568,630
Interest and dividends receivable	282,896
Furniture, fixtures, office equipment and leasehold improvements (net of accumulated depreciation and amortization of $2,086,164)	292,712
Investments	5,217,988
Other	543,251
	$85,255,668

LIABILITIES AND PARTNERSHIP CAPITAL

Payable to clearing broker	$15,785,137
Securities sold, not yet purchased	45,865,839
Accrued expenses and other	2,478,825
	64,129,801
Commitments	
Partnership capital	21,125,867
	$85,255,668

The accompanying notes are an integral part of this statement.

McMahan Securities Co. L.P.

STATEMENT OF OPERATIONS

Year ended December 31, 2007

Income	
Commissions	$ 3,417,840
Gain on principal transactions, net	6,357,002
Interest and dividends	4,659,550
Private placement fees	11,562,750
Net gain in investments	1,028,551
Other	396,224
	27,421,917
Expenses	
Compensation and benefits	14,411,448
Floor brokerage and clearance	638,691
Communications	1,135,377
Interest and dividends	4,053,413
Professional fees	2,340,843
Occupancy	977,063
Travel and entertainment	204,494
Depreciation and amortization	260,819
Other	681,828
	24,703,976
NET INCOME	$ 2,717,941

The accompanying notes are an integral part of this statement.

McMahan Securities Co. L.P.

STATEMENT OF CHANGES IN PARTNERSHIP CAPITAL

Year ended December 31, 2007

	General Partners	Limited Partners	Total
Partnership capital - January 1, 2007	$ 8,461,381	$ 21,117,881	$ 29,579,262
Capital contributions	264,064	10,988,426	11,252,490
Distributions to partners	(8,461,381)	(13,962,445)	(22,423,826)
Net income (loss)	(20,006)	2,737,947	2,717,941
Partnership capital - December 31, 2007	$ 244,058	$ 20,881,809	$ 21,125,867

The accompanying notes are an integral part of this statement.

McMahan Securities Co. L.P.

STATEMENT OF CASH FLOWS

Year ended December 31, 2007

Cash flows from operating activities	
Net income	$ 2,717,941
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	260,819
Changes in	
Securities owned	9,430,957
Investments	1,058,944
Interest and dividends receivable	179,173
Other assets	215,946
Securities sold, not yet purchased	(6,728,200)
Payable to clearing broker	3,475,533
Accrued expenses and other liabilities	(663,191)
Net cash provided by operating activities	9,947,922
Cash flows from investing activities	
Purchase of furniture, fixtures, office equipment and leasehold improvements	(25,250)
Net cash used in investing activities	(25,250)
Cash flows from financing activities	
Capital contributions	11,252,490
Distributions to partners	(22,423,826)
Net cash used in financing activities	(11,171,336)
NET DECREASE IN CASH	(1,248,664)
Cash at beginning of year	1,598,855
Cash at end of year	$ 350,191
Supplemental disclosure of cash flow information:	
Cash paid during the year for	
Interest	$ 3,800,464

The accompanying notes are an integral part of this statement.

NOTE A - ORGANIZATION

McMahan Securities Co. L.P. (the "Partnership") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"), formally the National Association of Securities Dealers, Inc. The Partnership is principally engaged in proprietary trading and investment banking activities. The Partnership also introduces institutional customers to correspondent brokers and earns commissions on their transactions. The Partnership is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2) (ii) of that rule.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America

2. Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an initial maturity of three months or less at the purchase date to be cash equivalents.

3. Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are valued at fair value. Fair value is determined as follows: securities owned and securities sold, not yet purchased listed on a national securities exchange (or a National Market Security reported by the National Association of Securities Dealers Automated Quotations system) are valued at the closing market price, on the last day of the year, on the principal exchange on which they are traded. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued using the last sale price. For fixed income and preferred securities that are traded predominantly in the over-the-counter market, fair value is established based on quotes obtained from third-party market makers.

Net realized gains and losses are calculated on an average cost basis. The net changes in unrealized appreciation or depreciation of investments are included in the statement of operations.

NOTE B (continued)

4. *Interest and Dividends*

Interest income, expense and stock loan rebates are recognized on an accrual basis. Dividend income and dividends paid on short sales are recorded on the ex-date. Dividends declared on securities sold, not yet purchased existing at the ex-date are recorded as dividend expense.

5. *Private Placements*

Fees from private placements are recognized when earned and are reflected in the statement of operations.

6. *Furniture, Fixtures, Office Equipment, and Leasehold Improvements*

Furniture, fixtures, office equipment, and leasehold improvements are carried at cost. Depreciation of furniture, fixtures and office equipment is provided on the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the remaining term of the lease.

7. *Investments*

Investments in pooled asset vehicles are reported in the statement of financial condition at fair value which approximates the Partnership's portion of the net assets of these investments. The Partnership's risk of loss is limited to its investment in these entities. The Partnership may make additional contributions or withdrawals.

8. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B (continued)

9. *Related Party Transactions*

The Partnership is reimbursed for certain costs incurred on behalf of affiliates. The Partnership has a receivable for these costs of $217,291 at December 31, 2007, which is included in other assets in the statement of financial condition.

10. *Summary of Recent Accounting Pronouncements*

In September 2006, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements." SFAS No. 157 establishes a framework for measuring fair value under accounting principles generally accepted in the United States of America, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The provisions of this statement are to be applied prospectively as of the fiscal year of adoption. The Partnership will adopt the provisions of SFAS No.157 for its fiscal year commencing January 1, 2008. Management does not believe the adoption of SFAS No. 157 will have a material impact on the financial statements.

On July 13, 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recognized as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2007 and is to be applied to all open tax years as of the effective date. Based on its ongoing analysis, management is not aware of a material impact to the Company's financial statements as a result of the adoption of FIN 48.

NOTE C - INCOME TAXES

No provision has been made for income taxes, since these taxes are the responsibility of the individual partners.

NOTE D - PAYABLE FROM CLEARING BROKER

The Partnership conducts business with its clearing broker for its own proprietary accounts. The clearing and depository operations for the Partnership's proprietary transactions are performed by its clearing broker pursuant to their clearance agreement. All securities owned, securities sold, but not yet purchased and the due from clearing broker reflected in the statement of financial condition are positions carried by and amounts due from this clearing broker.

NOTE E - NET CAPITAL REQUIREMENT

As a registered broker-dealer the Partnership is subject to rule 15c3-1 of the Securities and Exchange Commission which specifies uniform net capital requirements for its registrants.

The Partnership has elected the "Alternative Net Capital Requirement" under paragraph (f) of this rule, which states that the broker-dealer must maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements, for Brokers and Dealers (Rule 15c3-3). At December 31, 2007, the Partnership had net capital of $2,964,921, which exceeded its requirement of $250,000 by $2,714,921.

Proprietary accounts held at the clearing broker ("PAIB assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Partnership and the clearing broker which requires, among other things, for the clearing broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3.

NOTE F - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Partnership enters into transactions in securities sold, but not yet purchased. These transactions contain off-balance-sheet risk whereby the Partnership will incur a loss if the market value of the securities increases over amounts recognized in the statement of financial condition. Generally, the Partnership limits its risk by holding offsetting security positions.

Substantially all of the Partnership's cash and securities positions are held by a custodian broker. The Partnership's custodian broker is highly capitalized and a member of major securities exchanges.

Although the Partnership clears its customer transactions through another broker/dealer, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Partnership to risk and potential loss. However, the transactions are fully collateralized by the underlying security.

NOTE G - COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Partnership has a noncancellable lease for office space, which expires on March 31, 2011. The lease is subject to escalations for increases in real estate taxes and operating costs. The minimum annual rentals are as follows:

	Minimum rentals
Year ending December 31,	
2008	$ 911,485
2009	974,153
2010	974,153
2011	243,539
	$3,103,330

Rent expense for the year ended December 31, 2007, totaled approximately $888,000.

NOTE G (continued)

Legal Matters

In the ordinary course of business, the Partnership has been named as a defendant in certain legal matters. In the opinion of management, the resolution of these matters will not have a material adverse effect on the financial condition and results of operations of the Partnership.

NOTE H - 401(k) PLAN

The Partnership maintains a 401(k) savings and profit-sharing plan (the "Plan"). Full-time employees who have completed three months of service and have attained 21 years of age are eligible to participate. Participant contributions are limited to the lesser of 15% of compensation or the amounts prescribed by government regulations. The Partnership, at its discretion, may make contributions to the Plan. For the year ended December 31, 2007, the Partnership provided approximately $31,000 to the Plan.

SUPPLEMENTARY INFORMATION

McMahan Securities Co. L.P.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

Net capital	
Partnership capital	$21,125,867
Deductions	
Furniture, fixtures, office equipment and leasehold improvements (net)	292,712
Investments and other assets	5,762,639
Net capital before haircuts	15,070,516
Haircuts on securities	11,404,592
Undue concentration charge	701,003
Net capital	2,964,921
Minimum net capital requirement	250,000
Excess of net capital	$ 2,714,921

No material difference exists between the above computation and the computation included in the Partnership's unaudited Form X-17A-5 Part IIA filing.

END